Laura A. Berezin +1 650 843 5128 lberezin@cooley.com	By EDGAR and courier

March 20, 2017

Suzanne Hayes

Mary Beth Breslin

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ovid Therapeutics Inc.

Draft Registration Statement on Form S-1

Submitted February 3, 2017

CIK No. 0001636651

Dear Ms. Hayes and Ms. Breslin:

On behalf of Ovid Therapeutics Inc. (“Ovid” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 5, 2017 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on February 3, 2017. Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Company’s Confidential Draft Registration Statement (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised DRS Amendment No. 1 to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Amended DRS.

Prospectus Summary, page 1

Overview, page 1

1.	Where you state you have commenced the Phase 2 trial, please also disclose that this is primarily a safety trial that is designed to provide a proof-of-concept on the efficacy parameters.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 3, 58, 69 and 72 of the DRS Amendment No. 1.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

March 20, 2017

Page Two

2.	Please revise to clarify that your “proprietary map of disease-relevant pathways” is not considered appropriate for patent protection and that you rely on trade secrets to protect this aspect of your business, as discussed on page 98.

In response to the Staff’s comment the Company has revised its disclosure on pages 3 and 33 of DRS Amendment No. 1.

3.	Please balance your Summary disclosure by including a brief discussion of your dependence on third parties for manufacturing as well as the conduct and supervision of your clinical trials.

In response to the Staff’s comment the Company has revised its disclosure on page 3 of DRS Amendment No. 1.

OV 101, page 3

4.	Because approval of the U.S. Food and Drug Administration (“FDA”) and other comparable regulatory agencies is dependent on such agencies making a determination (according to criteria specified in law and agency regulations) that a drug or biologic is safe, it is premature for you to describe or suggest that OV101 or any other non-approved drug is safe. Accordingly, please revise the statements on page 3 and elsewhere in the prospectus. Additionally, please explain the significance of such prior clinical trials in primary insomnia in meeting the criteria for approval of OV101 for the indications you propose.

In response to the Staff’s comment, the Company respectfully notes that it has not described OV101 or any other product candidate as safe, nor has it suggested that OV101 or any other product candidate is safe. The Company acknowledges that a determination of being “safe” has a singular meaning under the Federal Food, Drug, and Cosmetic Act. The FDA determines whether a drug is “safe.” However, every product candidate that has been exposed to human subjects will have a “safety profile,” referring to the known data about side effects and adverse events. A safety profile may be described in clinical trials. In contrast to a determination of being ‘safe’ in the FDA approval process, a safety profile is a range and will change over time as experience with the product candidate is developed. Therefore, the Company believes that the statements referring to OV101’s safety profile based on previously conducted clinical trials enrolling over 4,000 adults is not a statement that OV101 itself is safe. Given the extent of prior human clinical experience, however, the Company believes it is appropriate to refer to the favorable safety profile. Nevertheless, in response to the Staff’s comment, the Company has clarified that the FDA has not yet made any determination regarding the safety and efficacy of OV101 on pages 3, 14, 72 and 84 of the DRS Amendment No.1.

The Company further advises the Staff that the prior clinical trials in primary insomnia contribute to the overall exposure database for the active ingredient in OV101, which the Company believes provides significant insight with respect to the overall safety profile of OV101 as it relates to the proposed indications.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

March 20, 2017

Page Three

OV935, page 3

5.	Please explain why you believe OV935 is a “first-in-class” inhibitor of the enzyme cholesterol 24-hydroxylase, or CH24H.

In response to the Staff’s comment, the Company has revised the disclosure at pages 3 and 86 to indicate that the Company believes that OV935 has the potential to be a “first-in-class” inhibitor of CH24H, rather than is a first-in-class inhibitor of CH24H. The Company believes OV935 may be a first-in-class CH24C inhibitor because, based on literature searches, the Company is not aware of any other CH24H inhibitors that are currently in either preclinical or clinical development.

OV 935 offers the possibility not only….page 3

6.	Please revise your disclosure on page 3 and elsewhere in the prospectus to make clear that any observations you make about your drug candidates’ potential for efficacy are not based on the FDA’s or any other comparable governmental agency’s assessment and do not indicate that your drug candidates will achieve favorable results in any later stage trials or that the FDA or comparable agency will ultimately determine that your drug candidates are effective for purposes of granting marketing approval.

In response to the Staff’s comment the Company has revised its disclosure on pages 3, 69 and 86 of DRS Amendment No. 1.

Implications of Being an Emerging Growth Company, page 4

7.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company advises the Staff that it has commenced “testing the waters” meetings with potential investors. Accordingly, the Company is supplementally providing to the Staff a copy of the presentation that the Company has used in these meetings with qualified institutional buyers or institutional accredited investors. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

Use of Proceeds, page 47

8.	It appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of your product candidates through regulatory approval and commercialization. Please indicate how far the proceeds from the offering will allow you to proceed with the continued development of OV 101 and OV905. Please also disclose the sources of other funds needed to reach regulatory approval and commercialization for each product candidate. Refer to Instruction 3 to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 48 and 49 of DRS Amendment No. 1.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

March 20, 2017

Page Four

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates Stock-Based Compensation, page 65

9.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the IPO price range has been determined.

Business, page 69

Previous Clinical Development of OV 101, page 85

10.	Where you describe the Phase 3 trials Lundbeck conducted for OV 101, please expand to disclose when the trials were conducted, who conducted them, their scope and design, their endpoints and whether these endpoints were met.

In response to the Staff’s comment, the Company has revised its disclosure on page 84 of DRS Amendment No. 1.

Safety and Tolerability, page 85

11.	We note your disclosure that Lundbeck and Merck observed serious adverse events in some of the patients in the Phase 2 and 3 clinical trials of OV 101 for the indication of insomnia. Please expand your disclosure to list all serious adverse events reported to date and the number of patients who have reported such events, or provide us with an analysis as to why expanded disclosure here or elsewhere would not be material.

In response to the Staff’s comment, the Company has revised its disclosure on pages 84 and 85 of DRS Amendment No. 1.

OV395 Clinical Development Plan, page 94

12.	Please clarify in the second sentence on page 94, if true, that you will be dependent upon Takeda to submit an investigational new drug application to the FDA in order to progress your OV935 clinical development plan.

In response to the Staff’s comment the Company has revised its disclosure on page 93 of DRS Amendment No. 1.

License and Collaboration Agreements, page 94

13.	Please include a discussion of the Master Services Agreement with a clinical research organization referenced in Note 3 to the audited financial statements for the year-ended December 31, 2015 included in the prospectus and file the agreement as an exhibit, or tell us why you believe it is not required to be filed.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

March 20, 2017

Page Five

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that the Master Services Agreement (the “MSA”) does not constitute a material contract under Item 601(b)(10) of Regulation S-K. In reaching this conclusion, the Company determined that the MSA was made in the ordinary course of its business and does not fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K. In particular, the Company’s business is not “substantially dependent” on the MSA because the Company believes it could enter into an agreement with an alternative service provider on terms substantially similar to the MSA with little disruption. Similar to arrangements used widely throughout the life science industry, the MSA reflects an ordinary course service arrangement between the Company and a contract research organization in support of its preclinical studies and clinical trials, pursuant to which specific projects are agreed to on a “purchase order” basis through statements of work. Moreover, there are no long-term contractual commitments related to the MSA — upon advance written notice, the MSA may be terminated by either party, with or without cause, and statements of work may be terminated by the Company. For the foregoing reasons, the Company believes that the MSA should not be required to be filed as a material agreement under Item 601(b)(10) of Regulation S-K.

In similar fashion, the Company does not believe that disclosure regarding the terms of the MSA is necessary or material for an investor’s understanding of the Company’s business. Instead, the Company believes that appropriate disclosures regarding these types of service providers are provided in the “Financial Operations Overview—Research and Development Expenses” on page 59 of DRS Amendment No. 1, in which the Company discloses that R&D expenses include “expenses incurred under agreements with contract research organizations, as well as contract manufacturing organizations and consultants that conduct preclinical studies and clinical trials.” The Company also discloses aggregate amounts of these clinical development expenses in the discussion of its results of operations.

General

14.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company advises the Staff that it does not intend to use any graphic, visual or photographic information in the prospectus other than the Company’s logo (located on the outside front and back covers of the prospectus) and tabular and other graphics that are presently included in DRS Amendment No. 1. If the Company determines that it will include any additional graphic, visual or photographic information, it will promptly provide such information to the Staff in an amendment or on a supplemental basis. The Company respectfully acknowledges that the Staff may have further comments regarding any such information.

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Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

March 20, 2017

Page Six

Please contact me at (650) 843-5128 or Jaime L. Chase (202) 728-7096 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	Jeremy M. Levin, Ovid Therapeutics Inc.

Yaron Werber, Ovid Therapeutics Inc.

Divakar Gupta, Cooley LLP

Robert Phillips, Cooley LLP

Jaime L. Chase, Cooley LLP

Mitchell S. Bloom, Goodwin Procter LLP

Edwin M. O’Connor, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com